[Letterhead of Imaging Diagnostic Systems, Inc.]

February 27, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin

Re:	Imaging Diagnostic Systems, Inc. (the “Registrant”) Application For Withdrawal of Form RW, Registration Statement on Form S-1 (File No. 333-154798)

Dear Ms. Breslin:

On February 20, 2009, the Registrant submitted, via electronic filing, a request (the Form “RW”) for an order granting withdrawal of its Registration Statement on Form S-1 (File No. 333-154798), which was declared effective on November 12, 2008.  Since securities have previously been sold pursuant to said Registration Statement, the Registrant shall accomplish the withdrawal by post-effective amendment rather than submission of the Form RW.  As such, the Registrant hereby requests that this request be withdrawn.

If you have any questions with respect to this request, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable,
Linda B. Grable
Chief Executive Officer

cc:	Peggy Fisher (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)